Filed Pursuant to Rule 433 Under the Securities Act of 1933, as amended

Issuer Free Writing Prospectus dated May 28, 2024

Relating to Prospectus Supplement dated May 28, 2024

to Prospectus dated July 15, 2022

Registration Statement No. 333-265581

Gold Royalty Corp.

$30 Million Public Offering of Units

May 28, 2024

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+.

The issuer has filed a registration statement on Form F-3 (File No. 333-265581), as amended (including a prospectus), and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and the other documents that the Company has filed with the SEC for more complete information about the Company and this offering.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Copies of the applicable offering documents, when available, can be obtained free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of such documents may be obtained in Canada from National Bank Financial Inc. by phone at (416)-869-6534 or email at NBF-Syndication@bnc.ca or from BMO Nesbitt Burns Inc. by phone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca and in the United States by contacting National Bank of Canada Financial Inc. by phone at (416)-869-6534 or email at NBF-Syndication@bnc.ca or BMO Capital Markets Corp. by phone at 800-414-3627 or by email at bmoprospectus@bmo.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Issuer:	Gold Royalty Corp. (“Gold Royalty” or the “Company”).

Offering:	Treasury offering of 17,442,000 units (the “Initial Offering” and together with the Over-Allotment Option if exercised, the “Offering”) (the “Units”), each Unit consisting of one common share of the Company (a “Common Share”) and one common share purchase warrant.

Warrant:	Each whole warrant (a “Warrant”) will entitle the holder thereof to purchase one Common Share at an exercise price of US$2.25 for a period of 36 months following the Closing Date of the Offering (as defined herein).

Gross Proceeds:	US$30,000,240 before giving effect to any exercise of the Over-Allotment Option (as defined below).

Offering Price:	US$1.72 per Unit (the “Offering Price”).

Over-Allotment Option:	The underwriters have been granted by the Company an over-allotment option to purchase from treasury an additional 15% of the Initial Offering (the “Over-Allotment Option”) to acquire Units, Common Shares and/or Warrants (or any combination thereof) (the “Over-Allotment Option Securities”), exercisable by the Underwriters, in whole or in part, until 30 days after the Closing Date (as defined below).

Use of Proceeds:	The Company intends to use the net proceeds of the Offering for its acquisition of a copper stream in respect of the Vareš Silver Project, operated by a subsidiary of Adriatic Metals plc and located in Bosnia and Herzegovina pursuant to a purchase and sale agreement between the Company and OMF Fund III (Cr) Ltd., an entity managed by Orion Mine Finance Management LP.

Form of Offering:	The Units will be offered publicly in a) all provinces and territories of Canada, except Québec and Nunavut, by way of a prospectus supplement to the Company’s Canadian short form base shelf prospectus dated July 15, 2022, and b) the United States pursuant to a prospectus supplement to the Company’s U.S. prospectus included in its registration statement on Form F-3 (File No. 333-265581) as amended and declared effective on July 15, 2022. The offering will also be made available in certain jurisdictions outside of Canada and the United States on a private placement basis as permitted by the Company.

Form of Underwriting:	Bought deal, subject to a mutually acceptable underwriting agreement containing “Disaster Out”, “Regulatory Out” and “Material Adverse Change Out” clauses running until the Closing Date.

Listing:	Application will be made to list the Common Shares and the Warrants issuable pursuant to the Offering (including Common Shares underlying the Warrants) on the NYSE American LLC (“NYSE American”). The Company’s common shares are currently listed on the NYSE American under the symbol “GROY”.

Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs, TFSAs, and FHSAs.

Bookrunners:	National Bank Financial Inc. and BMO Capital Markets Corp.

Commission:	5.00% (other than in respect of President’s List investors, in which case the Commission shall be reduced to 2.50%).

Closing Date[1]:	On or about May 31, 2024.

1 It is expected that delivery of the Units will be made against payment therefor on or about the Closing Date, which will be three business days following the date of the U.S. Supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in one business day (this settlement cycle being referred to as “T+1”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Common Shares, Warrants or Warrant Shares prior to the Closing Date will be required, by virtue of the fact that the Units will not settle in T+1, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Units who wish to trade their Common Shares, Warrants or Warrant Shares prior to the Closing Date should consult their own advisors. Furthermore, the Company has agreed to use commercially reasonable efforts to list the Warrants on the NYSE American. Listing will be subject to fulfilling all listing requirements of the NYSE American. As a result, the Warrants will not be immediately tradeable over the facilities of the NYSE American on the Closing Date.